EXHIBIT 1

All Class B Common Stock shares beneficially owned by Timothy P. Horne are held individually by or in trust for the benefit of Timothy P. Horne, Daniel W. Horne, Deborah Horne, Tara V. Horne, Tiffany Horne Noonan and Peter W. Horne, and any voting trust certificates representing such shares, are subject to an Amended and Restated Stock Restriction Agreement (the “Agreement”).  Upon any proposed voluntary transfer or transfer by operation of law of Class B Common Stock or voting trust certificates representing such shares by any of the above stockholders, or upon the death of such a stockholder holding such shares or voting trust certificates, the other parties to the Agreement have a pro rata right of first refusal to purchase such shares (including a second opportunity to elect to purchase any shares not purchased under the first right of refusal).

The purchase price per share is the 15-day average trading price of the Issuer’s Class A Common Stock while publicly traded, except in the case of certain involuntary transfers, in which case the purchase price is book value.

This summary is qualified in its entirety by reference to the text of the Agreement which is incorporated herein by reference to Exhibit 2 to the Issuer’s Current Report on Form 8-K dated October 31, 1991, and to the text of Amendment No. 1 to the Agreement which is incorporated herein by reference to Exhibit 10.21 to the Issuer’s Annual Report on Form 10-K dated September 16, 1997.